STATEMENT OF INVESTMENTS

Dreyfus Basic U.S. Government Money Market Fund

May 31, 2007 (Unaudited)

U.S. Government Agencies--58.9%	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
Federal Farm Credit Bank			
4/11/08	5.24	50,000,000 [a]	49,987,452
Federal Home Loan Bank System:			
7/18/07	5.22	25,000,000 [a]	24,999,617
7/25/07	5.17	50,000,000	49,616,900
Federal Home Loan Mortgage Corp.:			
9/21/07	5.19	25,000,000	24,604,889
2/4/08	5.18	25,000,000	24,141,472
Federal National Mortgage Association			
7/25/07	5.23	50,000,000	49,617,500
Total U.S. Government Agencies (cost $222,967,830)			**222,967,830**

Repurchase Agreements--41.5%			
Banc of America Securities LLC dated 5/31/07, due 6/1/07 in the amount of $23,003,246 (fully collateralized by $17,963,000 U.S. Treasury Bonds, 8.125%, due 5/15/21, value $23,460,264)	5.08	23,000,000	23,000,000
Credit Suisse (USA) Inc. dated 5/31/07, due 6/1/07 in the amount of $23,003,386 (fully collateralized by $87,735,444 Federal Home Loan Mortgage Corp., 1.93%-2.68%, due 5/15/18-4/15/28, value $1,429,595, $202,118,659 Federal National Mortgage Association, .76%-3.46%, due 7/25/20-6/25/37, value $17,120,156 and $201,447,599 Government National Mortgage Association, .31%-1.48%, due 4/20/32-1/20/35, value $4,910,347)	5.30	23,000,000	23,000,000
Deutsche Bank Securities dated 5/31/07, due 6/1/07 in the amount of $22,003,104 (fully collateralized by $2,230,454 Federal National Mortgage Association, 5.819%, due 11/1/36, value $1,991,103 and $43,022,246 Government National Mortgage Association, 5%, due 11/20/34, value $20,448,897)	5.08	22,000,000	22,000,000
Greenwich Capital Markets dated 5/31/07, due 6/1/07 in the amount of $21,003,098 (fully collateralized by $21,105,000 U.S. Treasury Notes, 4.75%-4.875%, due 12/31/08-8/15/16, value $21,422,129)	5.31	21,000,000	21,000,000
HSBC USA Inc dated 5/31/07, due 6/1/07 in the amount of $23,003,386 (fully collateralized by $29,054,642 Federal Home Loan Mortgage Corp., 5.72%-6.32%, due			

2/15/35-12/15/35, value $23,461,967)	5.30	23,000,000	23,000,000
Merrill Lynch & Co. Inc.			
dated 5/31/07, due 6/1/07 in the amount of			
$22,003,074 (fully collateralized by $22,600,000 U.S.			
Treasury Notes, 4.625%, due 2/15/17, value			
$22,440,559)	5.03	22,000,000	22,000,000
UBS Securities LLC			
dated 5/31/07, due 6/1/07 in the amount of			
$23,003,207 (fully collateralized by $22,075,000			
Treasury Inflation Protected Securities, 2%,			
due 7/15/14, value $23,461,793)	5.02	23,000,000	23,000,000
Total Repurchase Agreements			
(cost $157,000,000)			**157,000,000**
Total Investments (cost $379,967,830)		**100.4%**	**379,967,830**
Liabilities, Less Cash and Receivables		**(.4%)**	**(1,454,941)**
Net Assets		**100.0%**	**378,512,889**

a   Variable rate security--interest rate subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.